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VOTE THE GREEN CONSENT CARD
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Garg Group Condemns Better Home & Finance's False Statements and Underhanded Tactics Designed to Prevent Shareholders from Upgrading the Board
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10:16 AM · Sep 22, 2026 · **15** Views

BETR Vote
@BETRvote

View our release here: bit.ly/4ydtj6k #BETRVote



VOTE THE GREEN CONSENT CARD
NASDAQ: BETR
GARG GROUP
Garg Group Announces That Holders of More Than 46% of Better Home & Finance Voting Power Have Already Supported Consent Solicitation
PROTECT YOUR INVESTMENT.
SIGN, DATE AND RETURN THE GREEN CONSENT CARD.
VISIT BETRVOTE.COM TO LEARN HOW TO VOTE.
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10:14 AM · Sep 22, 2026 · **13** Views


Vishal Garg @vishal_better · 3h
Let's make $BETR better with a better board. We all deserve better than the nonsense from @danielsethlewis and the @betrmortgage board.
businesswire
A BERKSHIRE HATHAWAY COMPANY
Garg Group Condemns Better Home & Finance's False Statements and Underhan...
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Tulasi Ramanna @gtramanna · 14h

Do we have to full anything in the green card that you where showing in us to send? I don't see any thing we can fill. the other form has some thing to fill.

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Vishal Garg @vishal_better · 7h

You just need to check the boxes saying you consent. Pls dm me or fill out your contact info on the secure form at betrvote.com and we will be in touch with you to walk through.
Thank you for helping to make $BETR better again !!!


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Vishal Garg reposted



Reads with Ravi @readswithravi · 17h

Focus on making progress, not perfection.

Focus on making progress, not perfection.

Every good thing takes time. You can't rush things. Growth is not linear, but a journey; one filled with challenges and opportunities to push to your destination. No one can do it for you, it's your journey. And there will be days you'll want to give up, but you can keep going. There are no shortcuts to get there, so you have to embrace the process.

Think progress, not perfection. Allow yourself to grow in the process. Make room for failure too. Just do your daily practice and cultivate a kind heart. Bet on hard work. Abandon impatience. The results will come down when they're ready. Remember, consistent small steps are way better than just one big step with no further progress.

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